FORM 4
                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

| |     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).


        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*/ 2. Issuer Name and Ticker or Trading    / 6. Relationship of Reporting Person(s) to Issuer
                                        /    Symbol                               /              (Check all applicable)
                                        /                                         /
                                        /    Sonoma Valley Bancorp ("SBNK")       /     X   Director            ___  10% Owner
                                        /                                         /    ___  Officer             ___  Other
                                        /                                         /         (give title below)       (specify below)
                                        /                                         /
Nelson,        Gary           D.        /                                         /
----------------------------------------/---------------------------------------- /-------------------------------------------------
(Last)        (First)       (Middle)    / 3. IRS Identification/ 4. Statement for / 7. Individual or Joint/Group Filing
                                        /    Number of         / (Month/Day/Year) /    (Check Applicable Line)
c/o Sonoma Valley Bancorp               /    Reporting Person, /                  /
202 W. Napa Street                      /    if an entity      /    9/11/02       /     X  Form filed by One Reporting Person
----------------------------------------/    (Voluntary)       /------------------/
(Street)                                /                      / 5. If Amendment, /    ___ Form filed by More than One Reporting
                                        /                      / Date of Original /        Person
                                        /                      / (Month/Day/Year) /
Sonoma,                 CA     95476    /                      /                  /
--------------------------------------- /                      /                  /
(City)                (State)  (Zip)    /                      /                  /
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                           TABLE I - NONDERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title     /2.Trans-   /2A. Deemed   /3.Transaction/4. Securities Acquired (A) or     /5. Amount of /6. Ownership / 7. Nature of
   of        /  action   /    Execution/  Code       /   Disposed of (D) (Instr. 3,     / Securities  /   Form:     /    Indirect
  Security   /  Date     /    Date, if /  Instr. 8)  /   4 and 5)                       / Beneficially/   Direct (D)/    Beneficial
  (Inst.3)   /(Mo/Day/Yr)/    any      /             /                                  / Owned       /   or        /    Ownership
             /           / (Mo/Day/Yr) /------------------------------------------------/ Following   /   Indirect  /
             /           /             / Code /  V   /   Amount   /(A) or (D)/  Price   / Reported    /   (I)       /    (Instr. 4)
             /           /             /      /      /            /          /          / Trans-      /             /
             /           /             /      /      /            /          /          / action(s)   /   (Instr.4) /
             /           /             /      /      /            /          /          /(Inst. 3 & 4)/             /
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Common Stock   9/11/02          -       J(1)             540           A        $28.50    45,065(2)          I        By Nelson
                                                                                                                      Family Trust
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Common Stock   9/11/02          -       J(1)             540           D        $28.50       170(2)          I        Held in trust
                                                                                                                      account of
                                                                                                                      which his wife
                                                                                                                      is trustee
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                           TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                      (e.g., puts, calls, warrants, options, convertible securities)
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1.          / 2.      /3.      /3A. Deemed/4.Trans-/5. Number of/6. Date         /7. Title and   /8.      /9.      /10.     /11.
Title of    / Con-    /  Trans-/ Execution/ action / Derivative / Exercisable    /   Amount of   / Price  / Number / Owner- /Nature
Derivative  / version / action / Date, if / Code   / Securities / and Expiration /   Underlying  /   of   /   of   / ship   /of
Security    /   or    / Date   / any      /        / Acquired   / Date           /   Securities  / Deriv- / Deriv- / Form of/In-
(Instr. 3)  / Exercise/ (Month// (Month/  /(Inst.8)/ (A) or     /                /               / ative  / ative  / Deriv- /direct
            / Price of/  Day/  /  Day/    /        / Disposed of/(Month/Day/Year)/(Instr. 3 & 4) / Secu-  / Secu-  / ative  /Bene-
            /   of    /  Year) /  Year)   /        / (D)        /                /               / rity   / rities / Secu-  /ficial
            / Deriv-  /        /          /        /            /                /               /        / Benefi-/ rities /Owner-
            / ative   /        /          /        /(Inst.3,4,5)/                /               /(Inst.4)/ cially / Benefi-/ship
            / Secu-   /        /          /--------/------------/----------------/---------------/        / Owned  / cially /
            / rity    /        /          /Code/ V / (A) / (D)  / Date   / Expir-/ Title /Amount /        /Follow- / Owned  /(Inst.
            /         /        /          /    /   /     /      / Exer-  / ation /       / or    /        /ing     /        / 4)
            /         /        /          /    /   /     /      / cisable/ Date  /       /No. of /        /Reported/(Inst.4)/
            /         /        /          /    /   /     /      /        /       /       /Shares /        /Trans-  /        /
            /         /        /          /    /   /     /      /        /       /               /        /actions /        /
            /         /        /          /    /   /     /      /        /       /               /        /(Inst.4)/        /
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Explanation of Responses:

(1) A trust in which the reporting person's spouse is trustee sold shares to the reporting person's family trust.
(2) On July 16, 2002, Sonoma Valley Bancorp paid a dividend, resulting in the reporting person's acquisition of 2,152 additional shares of common stock, which is exempt pursuant to Rule 16a-9(a).

                                                                                   /S/ GARY D. NELSON                   9/13/02
                                                                                   --------------------------------     ----------
                                                                                   Gary D. Nelson                       Date



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.